Goodwin Procter llp Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
August 25, 2011
VIA EDGAR AND FEDEX
Duc Dang, Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter dated June 10, 2011 Cole Real Estate Income Trust, Inc. Amendment No. 2 to Registration Statement on Form S-11, filed May 13, 2011 File No. 333-169535
Dear Mr. Dang:
     On behalf of our client, Cole Real Estate Income Trust, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated June 10, 2011 (the “Comment Letter”), with respect to Amendment No. 2 to the Registration Statement (the “Registration Statement”) on Form S-11 (Registration No. 333-169535) filed by the Company on May 13, 2011. The responses to the Staff’s comments are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.
     We have enclosed with this letter a marked copy of Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which was filed today by the Company via EDGAR, reflecting changes to the Registration Statement discussed below. Page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 3.

Duc Dang
Securities and Exchange Commission
August 25, 2011

General
1.	We refer to comment 15 from our letter dated October 21, 2010. Please tell us when you expect to identify the valuation expert and fund accountant.

The Company expects to identify its independent valuation expert and fund accountant in the next amendment to the Registration Statement.
Prospectus Summary, page 1
What is an open-ended, publicly offered, non-exchange traded REIT?, page 3
2.	Please remove the statement that your structure is similar to that of a mutual fund due to the difference in transparency and liquidity. Also, your statement that you are not aware of any other open-ended, publicly offered, non-exchange traded REITs being currently available in the market should be updated.

In response to this comment, the Company has struck the reference to mutual funds and has revised the disclosure regarding other open-ended, publicly offered, non-exchange traded REITs that are currently available in the market.
The Sub-Advisor, page 16
3.	We note the risk factor on page 31 and that you will not be in privity of contract with your sub-advisor. Please clarify what recourse, if any, you have in the event your sub-advisor does not adequately perform its duties or fails to dedicate sufficient time to your management.

The Company has revised the disclosure on pages 17 and 98 to note that if the Company’s sub-advisor does not adequately perform its duties or fails to dedicate sufficient time to the Company’s management, the Company’s only recourse will be against the Company’s advisor.

Duc Dang
Securities and Exchange Commission
August 25, 2011

Risk Factors, page 25
4.	We refer to your disclosure on pages 66-67 that you may acquire properties with known adverse environmental conditions. Please address this in a risk factor or tell us why this does not present a material risk to you.

In response to this comment, the Company has included disclosure on page 43 describing the risks related to the acquisition of properties with known adverse environmental conditions.
Use of Proceeds, page 58
5.	We note your response to comment 5 that Item 3 of Industry Guide 5 focuses on upfront, non-recurring fees. Item 3 specifically uses the term non-recurring to address initial investment fees and not offering expenses. Considering the yearly dealer manager fee is tied to and related to this offering, please revise to disclose the maximum amount here or advise.

As discussed with the Staff on July 11, 2011, the Company has revised the Use of Proceeds section to included disclosure on page 60 describing the dealer manager fee.
Calculation of Our NAV Per Share, page 79
6.	We note that you have listed the consent of your independent valuation expert as exhibit 23.3. Please revise to clarify the component of your NAV that will be disclosed and covered by the noted consent.

The Company has revised the Exhibit Index to list the consent of the Company’s independent valuation expert as Exhibit 99.1. The independent valuation expert will be consenting to the reference to its name and description of its role in the valuation process. The consent will not cover any component of the Company’s NAV.

Duc Dang
Securities and Exchange Commission
August 25, 2011

Material U.S. Federal Income Tax Considerations, page 137
7.	We refer to your statement that you will receive an opinion of counsel as to your qualification and taxation as a REIT no later than the end of the escrow period. As noted in comment 32 of our letter dated October 21, 2010, such opinion must be filed prior to your registration statement being declared effective. Please revise your disclosure here and on page 51 of the risk factors section.

The Staff’s comment is duly noted. The Company has revised the disclosure in the Registration Statement accordingly.
Redemption Limitations, page 167
8.	We note the revised disclosure that you may redeem on a pro rata basis if there is insufficient liquidity. Please revise to clarify whether the unsatisfied portion of the redemption request would remain outstanding until sufficient liquidity is obtained and receive priority over subsequently submitted redemption requests. Provide similar clarification in the event of a pro rata redemption payout prior to a suspension.

The Company has revised the disclosure in the Redemptions Limitations section to note that if a stockholder’s redemption request is not completely fulfilled on any business day, the redemption request will not carry over and the stockholder will need to submit a new request if he or she wants to redeem the remaining (or any additional) amount.
Table III, page A-6
9.	In reference to footnote 8, it is unclear how the “other” line item may represent cash flows from operations that are in excess of distributions for CCPT II and CCPT III for all of the periods disclosed. Please revise to clarify. Please also clarify that such distributions may also be sourced from offering proceeds.

In response to this comment, the Company has revised Table III to clarify how the “other” line item may represent cash flows from operations and to clarify that distributions may also be sourced from offering proceeds.

Duc Dang
Securities and Exchange Commission
August 25, 2011

     If you should have any questions about this letter or require any further information, please call me at (617) 570-1531 or David Roberts at (617) 570-1039.
Very truly yours,
/s/ Ettore A. Santucci
Ettore A. Santucci

cc:	Kristina Aberg Kimberly J. Smith David H. Roberts